Exhibit 99.31

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

Loncor Resources Inc.

PRESS RELEASE

LONCOR CLOSES FINANCINGS FOR CDN$15.2 MILLION

Toronto, Canada – February 18, 2010 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V Symbol: "LN") announces that it has completed its previously announced brokered equity financing.  The Company has issued under this financing, by way of private placement, 8,166,500 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$10,208,125 (the "Brokered Placement").  Each such unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company.  Each full warrant is exercisable into one additional Loncor common share at a price of Cdn$1.45 for a period of 24 months.  GMP Securities L.P. as lead agent, together with CI Capital Markets Inc. and Salman Partners Inc., acted as the Company's agents in connection with the Brokered Placement.

The Company announces further that it has completed its previously announced non-brokered equity financing.  The Company has issued under this financing, by way of private placement, to Newmont Mining Corporation of Canada Limited 4,000,000 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$5,000,000 (the "Non-Brokered Placement").  The units issued under the Non-Brokered Placement have the same terms as the units issued under the Brokered Placement.

The Company intends to use the net proceeds from both the Brokered Placement and the Non-Brokered Placement for the exploration of the Company's mineral properties in the Democratic Republic of the Congo (the "DRC") and for working capital and general corporate purposes.

In consideration for their services, the Company has paid to the agents for the Brokered Placement, in aggregate, a cash fee of Cdn$612,487.50 (which is equal to 6% of the gross proceeds of the Brokered Placement), and has granted to such agents, in aggregate, 489,990 compensation options (which are equal to 6% of the number of units sold under the Brokered Placement).  Each such compensation option entitles the holder to purchase one unit of the Company (an "Agents' Unit") at a price of Cdn$1.35 for a period of 24 months.  The Agents' Units have the same terms as the units issued under the Brokered Placement except that the warrants comprising part of the Agents' Units are non-transferable.

All of the securities of the Company issued and issuable in connection with the Brokered Placement and the Non-Brokered Placement are subject to a four month "hold period" and the resale rules of applicable securities legislation.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a "U.S. person" (as defined in Regulation S under the U.S. Securities Act) unless an exemption from such registration is available.

Loncor is a gold and platinum exploration company which has three projects in the DRC: the North Kivu, Ngayu and Bas Congo projects.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information:  Statements in this press release relating to the proposed use of proceeds of the financings are forward-looking information within the meaning of applicable Canadian securities laws.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, market fluctuations in prices for securities of exploration stage companies, the location of the Company's properties in the DRC, uncertainties about the availability of additional financing, the possibility that future exploration results will not be consistent with the Company's expectations, uncertainties related to fluctuations in commodity prices and the other risks involved in the mineral exploration business.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Martin Jones, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.